UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69638

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/24__ AND ENDING __12/31/24__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Founders M&A Advisory, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2400 Fifth Avenue South, Suite 100
(No. and Street)

Birmingham	AL	35233
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Karen Alvarez	(770) 407-3459	karen.alvarez@acaglobal.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RUBIO CPA, PC
(Name – if individual, state last, first, and middle name)

3500 Lenox Road NE Suite 1500	Altanta	GA	30326
(Address)	(City)	(State)	(Zip Code)
5/5/09		3514	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Docusign Envelope ID: AF1E1E0A-03BB-4F02-A022-55C2433EAB22

OATH OR AFFIRMATION

I, Zane P. Tarence, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Founders M&A Advisory, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KIMBERLY A. BOACKLE
COMMISSION EXPIRES
NOTARY PUBLIC
OCT. 23, 2026
ALABAMA STATE AT LARGE

DocuSigned by:
Signature: Zane Tarence
7B9ED11CA5944F9...

Title:
President/CEO

Kimberly A Boackle
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Founders M & A Advisory, LLC

Statement of Financial Condition

December 31, 2024
With Report of Independent Registered Public Accounting Firm

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Founders M&A Advisory, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Founders M&A Advisory, LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2024.

February 27, 2025
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

Founders M & A Advisory, LLC

Statement of Financial Condition

December 31, 2024

Assets		
Cash	$	1,194,144
Accounts receivable		120,000
Deposits		4,533
Prepaid expenses		15,114
Equipment, net of accumulated depreciation of $8,764		8,084
Total assets	$	1,341,875
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses		48,674
Due to Member		30
Total liabilities		48,704
Member's equity		1,293,171
Total liabilities and member's equity	$	1,341,875

See accompanying notes to Statement of Financial Condition

PUBLIC DOCUMENT

Founders M & A Advisory, LLC
Notes to Statement of Financial Condition
December 31, 2024

1. Organization

Founders M & A Advisory, LLC (the "Company") was formed as a limited liability company in Alabama on October 30, 2013. On March 24, 2016, the Company was approved as a member of the Financial Industry Regulatory Authority (FINRA) and became registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer. The Company has also been registered as a broker-dealer in Alabama since April 12, 2016, and is a member of the Securities Investor Protection Corporation ("SIPC"). The Company is wholly owned by Founders Advisors, Inc. ("Member"). As a limited liability company, the Member's liability is limited to its investment.

The Company is solely engaged in merger and acquisition advisory activities.

2. Significant Accounting Policies and Basis of Financial Statement Presentation

The financial statement of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

In preparing the financial statement, management is required to make estimates and assumptions that affect the amounts reported in the financial statement. Actual results could differ from such estimates and such differences may be material to the financial statement.

Cash

The Company maintains its bank accounts in a high credit quality financial institution. The balances at times may exceed federally insured limits. Management does not believe the Company is exposed to any significant credit risk from balances in excess of federally insured limits.

Accounts Receivable

Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on the Company's collection experience, customer credit worthiness and current economic trends. Based on management's review of accounts receivable, no allowance for credit losses is considered necessary.

Income Taxes

As a limited liability company, the tax consequences of the Company's operations pass through to the Member. Accordingly, the Company's financial statement do not include a provision for income taxes.

Under the provisions of FASB ASC 740-10, Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for uncertain tax positions is necessary.

2. Significant Accounting Policies and Basis of Financial Statement Presentation (Continued)

Equipment

Equipment is recorded at cost, net of accumulated depreciation, and consists of office equipment at December 31, 2024. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

3. Related-Party Transactions

The Company has an expense sharing agreement with its Member. Under the terms of this agreement, the Company pays the Member for allocated expenses such as personnel services, occupancy, technology and other administrative costs provided to the Company. Allocated expenses to the Company amounted to approximately $542,972 for the year ended December 31, 2024. There was no balance due to the Member at December 31, 2024 arising from this agreement.

Separately, the Member at times pays for certain compensation and other operating expenses attributable to the Company for which the Member subsequently seeks reimbursement. The Company expensed approximately $3,689,206 of such compensation expenses and approximately $34,972 of such other operating expenses that were paid for by the Member during the year ended December 31, 2024. The due to Member within the accompanying statement of financial condition arose from the Member's payment of such expenses that have yet to be reimbursed by the Company.

Financial position and results of operations might differ from the amounts in the accompanying financial statement if these related party transactions did not exist.

4. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2024, the Company had net capital of $1,145,440 which was $1,140,440 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.04 to 1.

5. Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2024.

6. Subsequent Events

Subsequent events were evaluated through date the financial statement were issued.

7. Customer Concentrations

Approximately 83% of accounts receivable at December 31, 2024, is due from four customers.

8. Segment Reporting

The Company has one reportable segment: investment banking. The Company has identified its chief executive officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitutes a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Founders M&A Advisory, LLC

Founders M&A Advisory, LLC's Exemption Report

Founders M&A Advisory, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. §240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1)   The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2)   The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Founders M&A Advisory, LLC

I, Zane P. Tarence, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:
Title: CEO
January 29, 2025

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Founders M&A Advisory, LLC

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Founders M&A Advisory, LLC did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, (2) Founders M&A Advisory, LLC stated that it limited its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients throughout the year ended December 31, 2024, without exception, and (3) Founders M&A Advisory, LLC stated that Founders M&A Advisory, LLC met the identified conditions for such reliance throughout the most recent fiscal year without exception. Founders M&A Advisory, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Founders M&A Advisory, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

February 27, 2025
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC